(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER: 000-49835

For Period Ended: March 29, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pillowtex Corporation

____________________________________________________________________________________________

Full Name of Registrant

_____________________________________________________________________________________________

Former Name if Applicable

One Lake Circle Drive

____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Kannapolis, North Carolina 28081

____________________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, at the direction of its audit committee, the Company is conducting a review of its previously reported audited results for the year ended December 28, 2002. The review relates to an examination of the Company’s accounting for trade allowances, including discounts, rebates and co-op advertising, employed by the Company to promote its products.

The Company emerged from bankruptcy on May 24, 2002. As a result, the Company was required to segregate its 2002 operating results into successor and predecessor periods. The Company reported a loss from continuing operations before reorganization items and income taxes of $27.6 million for the seven-month successor period ended December 28, 2002, and $69.2 million for the five-month predecessor period ended June 1, 2002.

While the review has not yet been completed, based on its preliminary assessment, the Company currently believes that the total impact will be approximately $2.0 million and that it will result in an increased loss from continuing operations before reorganization items and income taxes of approximately $0.7 million for the predecessor period and approximately $1.3 million for the successor period. The Company cautions, however, that additional and material revisions to its previously reported results of operations may arise as a result of the pending review.

As a result of the review, the Company has been delayed in completing the financial statements to be included in its Form 10-Q for the quarter ended March 29, 2003, and therefore the Company’s independent accountants, KPMG LLP, have not been able to complete their review of such financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael R. Harmon _________________________________ (Name)	704 _____________________ (Area Code)	939-4590 _________________________________ (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company emerged from bankruptcy on May 24, 2002. However, for financial reporting purposes, the Company deemed the effective date of its Plan of Reorganization to have occurred on June 1, 2002. Fresh start reporting was implemented as of June 1, 2002, and accordingly, at such date, all assets and liabilities were restated to reflect their respective fair values. As a result, consolidated financial statements of the Company and its subsidiaries on and prior to June 1, 2003 are not comparable to consolidated financial statements of the Company and its subsidiaries on and after June 1, 2002 after giving effect to the implementation of fresh start reporting.

Pillowtex Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2003	By:	/s/ MICHAEL R. HARMON
President and Chief Financial Officer